Exhibit 99.2

Quhuo realized a historical year-over-year increase in gross profit of 43.9% and achieved adjusted net profit in the second half of 2022

•	Gross profit for the full year ended December 31, 2022 increased 43.9% year-over-year.

•	Gross margin for the full year ended December 31, 2022 was 6.6%, compared to 4.4% in 2021.

BEIJING, April 14, 2023 (PRNewswire) -- Quhuo Limited (NASDAQ: QH) ("Quhuo" or the "Company"), a leading gig economy platform focusing on life services in China released its unaudited financial results for the six months and full year ended December 31, 2022, revealing a year-over-year increase of 26.0% and 43.9% in gross profit, respectively.

Successful Implementation of Business Development Strategy and Improved Financials

As stated by Mr. Leslie Yu, Chairman and CEO of Quhuo, the Company successfully executed the strategy to improve profitability after increasing revenues since 2021. The company achieved a remarkable 56.0% year-on-year increase in revenue in 2021, followed by a significant 43.9% year-on-year increase in gross profit in 2022. These achievements have demonstrated the effectiveness of the development strategy, the reliable strategic execution ability of the team and the sustainability of Quhuo's business model.

In terms of financial performance, Quhuo achieved impressive results in 2022. The company's gross profit increased to RMB252.7 million (US$36.6 million), reflecting a 43.9% year-over-year increase in 2022. This growth was accompanied by a higher gross margin of 6.6%, compared to 4.4% in 2021. Furthermore, Quhuo turned its adjusted net loss of RMB122.3 million in 2021 to an adjusted net income of RMB3.3 million (US$0.5 million) in 2022.

Expanding into Vertical Business by Leveraging Operational and Technological Strengths

Quhuo has always placed great emphasis on technology to drive business growth, improve efficiency and empower partners. Drawing on 10 years of local life service experience, the SaaS system being developed by Quhuo can help small and medium-sized localized life services providers increase profits and efficiencies. We aim to utilize this technology platform to empower housekeeping and accommodation services and many other life services verticals.

In the B&B segment, Quhuo will utilize the SaaS system to empower service providers and integrate online traffic and business resources from multiple platforms. Besides, Quhuo also plans to explore the integration of the chatbot model trained by AI, which has recently gained significant attention, into the B&B vertical business. In this service sector, AI can assist service providers with online information maintenance, smart check-in, and self-check-out processes for guests. Nowadays, Quhuo has successfully extended its operation strategy from urban to rural B&Bs, empowering over 8,000 customers through light investment and detailed operation.

Given the anticipated macro environment of post-COVID-19 recovery and restored tourism consumption, Quhuo is expected to experience robust growth in the first half of 2023, particularly in the segments that were disproportionately impacted by the COVID-19, including housekeeping and accommodation solutions. This growth will be driven by Quhuo's accumulated industry experience, including cross-platform traffic integration, resource integration of small suppliers, organizational management and operation capabilities, and brand building.

Embark a New Growth Opportunities with International Business Strategy

On February 6, 2023, Quhuo officially launched its overseas business unit, marking a new chapter in its expansion. The business initiative will leverage Quhuo’s tech-enabled operational solutions to provide services to international partners.

Quhuo International collaborates with domestic auto enterprises, leveraging China's mature expertise in Internet technology and operations and advanced manufacturing capabilities in electronic vehicles, to offer "industry + Internet" products and services to global partners. This business model enables Quhuo to empower international partners with online car-hailing and delivery service, while assisting the export of domestic new energy vehicles.

Thus far, Quhuo's overseas strategy has yielded initial results, having generated business revenue and orders.

Exploring international business is a key strategic move for Quhuo and is expected to have a significant positive impact, paving the way for a new and exciting future for the company.

EXCHANGE RATE INFORMATION

This press release contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.8972 to US$1.00, the rate in effect as of December 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

About Quhuo

Quhuo Limited (NASDAQ: QH) ("Quhuo" or the "Company") is a leading gig economy platform focusing on local life services in China. Leveraging Quhuo+, its proprietary technology infrastructure, Quhuo is dedicated to empowering and linking workers and local life service providers and providing end-to-end operation solutions for the life service market. The Company currently provides multiple industry-tailored operational solutions, primarily including on-demand delivery solutions, mobility service solutions, housekeeping and accommodation solutions, and other services, meeting the living needs of hundreds of millions of families in the communities.

With the vision of promoting employment, stabilizing income and empowering entrepreneurship, Quhuo explores multiple scenarios to promote employment of workers, provides, among others, safety and security and vocational training to protect workers, and helps workers plan their career development paths to realize their self-worth.

SAFE HARBOR STATEMENT

This press release contains ''forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo's business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as "expect," "anticipate," "believe," "project," "will" and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo's current expectations and involve risks and uncertainties. Quhuo's actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo's abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain in its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationships with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares in relation to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo's business and industry. Other risks and uncertainties are included under the caption "Risk Factors" and elsewhere in the Company's filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020 and the Company's latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

For investor and media inquiries, please contact:

Quhuo Limited
E-mail: pr@meishisong.cn

SOURCE Quhuo Limited